Mail Stop 4561

March 24, 2009

Mr. Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, Arizona 85258

> **Re: Tempco, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 1-10320**

Dear Mr. Schloz:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief